UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)*


                         Name of Issuer: PYRAMID OIL CO.


            Title of Class of Securities: Common Stock, no par value


                            CUSIP Number: 747215 10 1


           Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications:

                                Julia K. O'Neill
                           The Feinberg Law Group, LLC
                           57 River Street, Suite 204
                               Wellesley, MA 02481
                                 (781) 283-5775


Date of Event which Requires Filing of this Statement: August 27, 2008

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Michael D. Herman
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS  2(d) or 2(e)
                                                                             [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States of America
--------------------------------------------------------------------------------
7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER:

     1,743,408
--------------------------------------------------------------------------------
8    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED VOTING POWER:

     0
--------------------------------------------------------------------------------
9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER:

     1,743,408
--------------------------------------------------------------------------------
10   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED DISPOSITIVE POWER:

     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,743,408
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     (not checked)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     37.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Herman is the beneficial owner of 1,743,408 shares of Common Stock, or approximately 37.3% of the outstanding Common Stock of the Issuer.

         (b) Mr. Herman has sole power to vote, direct the vote, dispose or and direct the disposition of all of the shares.

         (c) Mr. Herman recently sold the following numbers of shares of Common Stock of the Issuer through brokers' transactions at the following prices:

         Date of Sale          No. of Shares Sold       Price Per Share ($)

         8/27/2008                          3,450                  14.42594
                                              800                     14.41
                                              100                     14.42
                                            4,790                      14.4
                                            6,900                  14.31638
                                            2,420                      14.3
                                            4,153                  14.69305
                                           16,707                      14.6
                                           12,680                     14.45
         8/28/2008                            195                   14.1599
                                            1,300                     14.16
                                            1,200                    14.155
                                           17,305                     14.15
                                            8,320                  14.10209
                                              180                     14.05
                                            6,939                  14.00841
                                            8,061                        14
                                           14,200                   13.9219
                                              800                      13.9
         8/29/2008                          2,015                      14.1
                                            1,100                     13.63
                                           10,900                  13.62789
                                            5,985                      13.9
                                            3,823                     14.27
                                            9,177                  14.28865
         9/2/2008                          18,000                      11.2
                                           16,000                      11.3
                                           11,000                  11.35141
                                           18,000                      11.1
                                            9,997                      11.2
                                           13,003                     11.21
                                            3,425                      11.7
                                            5,088                     11.48
                                           10,512                      11.5
                                              200                     11.55
                                              200                     11.56
                                              420                     11.51
                                           17,155                  11.53589
         9/3/2008                           3,150                      10.9
                                            6,275                  10.92251
                                            9,000                  10.73667
                                            3,519                  10.66494
                                               56                     10.64
                                            8,000                     11.15
         9/4/2008                          10,751                  10.17786
                                            3,249                  10.19754
                                            1,000                   10.2199
                                            4,846                     10.18
                                           15,154                  10.22441
                                           23,191                      10.9
                                              300                     10.97
         9/5/2008                           6,500                       9.9
                                            3,500                   9.96314
                                           10,000                       9.7
                                              600                     10.01
                                            4,400                  10.03682

         (d)      Not applicable.

         (e)      Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Report on
Schedule 13D is true, complete and correct.


Dated: Sept. 5, 2008

                                       /s/ MICHAEL D. HERMAN
                                       -----------------------------------------
                                       Michael D. Herman





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